SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D (Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No.     )*

General Maritime Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

Y2693R 10 1

(CUSIP Number)

Todd E. Molz

Managing Director and General Counsel

Oaktree Capital Management, L.P.

333 South Grand Avenue, 28th Floor

Los Angeles, California  90071

(213) 830-6300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 6, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-l(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

SCHEDULE 13D

CUSIP No. Y2693R 10 1

1	Name of Reporting Person OCM Marine Investments CTB, Ltd.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO (See Item 3)

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 23,091,811

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 16.6%

14	Type of Reporting Person CO

SCHEDULE 13D

CUSIP No. Y2693R 10 1

1	Name of Reporting Person OCM Marine Holdings TP, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO (See Item 3)

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 23,091,811 (See Item 5)

	8	Shared Voting Power 0

	9	Sole Dispositive Power 23,091,811 (See Item 5)

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 23,091,811

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 16.6%

14	Type of Reporting Person PN

SCHEDULE 13D

CUSIP No. Y2693R 10 1

1	Name of Reporting Person OCM Marine GP CTB, Ltd. (1)

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO (See Item 3)

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 23,091,811 (See Item 5)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 23,091,811 (See Item 5)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 23,091,811

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 16.6%

14	Type of Reporting Person CO

(1) Solely in its capacity as the general partner of OCM Marine Holdings TP, L.P.

SCHEDULE 13D

CUSIP No. Y2693R 10 1

1	Name of Reporting Person OCM Asia Principal Opportunities Fund, L.P. (1)

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO (See Item 3)

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 23,091,811 (See Item 5)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 23,091,811 (See Item 5)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 23,091,811

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 16.6%

14	Type of Reporting Person PN

(1) Solely in its capacity as a shareholder of OCM Marine GP CTB, Ltd.

SCHEDULE 13D

CUSIP No. Y2693R 10 1

1	Name of Reporting Person Oaktree FF Investment Fund, L.P. - Class A (1)

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO (See Item 3)

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 23,091,811 (See Item 5)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 23,091,811 (See Item 5)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 23,091,811

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 16.6%

14	Type of Reporting Person PN

(1) Solely in its capacity as a shareholder of OCM Marine GP CTB, Ltd.

SCHEDULE 13D

CUSIP No. Y2693R 10 1

1	Name of Reporting Person Oaktree Principal Fund V, L.P. (1)

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO (See Item 3)

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 23,091,811 (See Item 5)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 23,091,811 (See Item 5)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 23,091,811

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 16.6%

14	Type of Reporting Person PN

(1) Solely in its capacity as a shareholder of OCM Marine GP CTB, Ltd.

SCHEDULE 13D

CUSIP No. Y2693R 10 1

1	Name of Reporting Person Oaktree Principal Fund V (Parallel), L.P. (1)

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO (See Item 3)

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 23,091,811 (See Item 5)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 23,091,811 (See Item 5)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 23,091,811

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 16.6%

14	Type of Reporting Person PN

(1) Solely in its capacity as a shareholder of OCM Marine GP CTB, Ltd.

SCHEDULE 13D

CUSIP No. Y2693R 10 1

1	Name of Reporting Person OCM Asia Principal Opportunities Fund GP, L.P. (1)

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO (See Item 3)

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 23,091,811 (See Item 5)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 23,091,811 (See Item 5)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 23,091,811

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 16.6%

14	Type of Reporting Person PN

(1) Solely in its capacity as the general partner of OCM Asia Principal Opportunities Fund, L.P.

SCHEDULE 13D

CUSIP No. Y2693R 10 1

1	Name of Reporting Person OCM Asia Principal Opportunities Fund GP Ltd. (1)

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO (See Item 3)

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 23,091,811 (See Item 5)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 23,091,811 (See Item 5)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 23,091,811

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 16.6%

14	Type of Reporting Person CO

(1) Solely in its capacity as the general partner of OCM Asia Principal Opportunities Fund GP, L.P.

SCHEDULE 13D

CUSIP No. Y2693R 10 1

1	Name of Reporting Person Oaktree FF Investment Fund GP, L.P. (1)

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO (See Item 3)

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 23,091,811 (See Item 5)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 23,091,811 (See Item 5)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 23,091,811

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 16.6%

14	Type of Reporting Person PN

(1) Solely in its capacity as the general partner of Oaktree FF Investment Fund, L.P.

SCHEDULE 13D

CUSIP No. Y2693R 10 1

1	Name of Reporting Person Oaktree FF Investment Fund GP Ltd. (1)

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO (See Item 3)

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 23,091,811 (See Item 5)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 23,091,811 (See Item 5)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 23,091,811

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 16.6%

14	Type of Reporting Person CO

(1) Solely in its capacity as the general partner of Oaktree FF Investment Fund GP L.P.

SCHEDULE 13D

CUSIP No. Y2693R 10 1

1	Name of Reporting Person Oaktree Principal Fund V GP, L.P. (1)

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO (See Item 3)

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 23,091,811 (See Item 5)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 23,091,811 (See Item 5)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 23,091,811

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 16.6%

14	Type of Reporting Person PN

(1) Solely in its capacity as the general partner of Oaktree Principal Fund V, L.P. and Oaktree Principal Fund V (Parallel), L.P.

SCHEDULE 13D

CUSIP No. Y2693R 10 1

1	Name of Reporting Person Oaktree Principal Fund V GP Ltd. (1)

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO (See Item 3)

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 23,091,811 (See Item 5)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 23,091,811 (See Item 5)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 23,091,811

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 16.6%

14	Type of Reporting Person CO

(1) Solely in its capacity as the general partner of Oaktree Principal Fund V GP, L.P.

SCHEDULE 13D

CUSIP No. Y2693R 10 1

1	Name of Reporting Person Oaktree Fund GP I, L.P. (1)

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO (See Item 3)

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 23,091,811 (See Item 5)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 23,091,811 (See Item 5)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 23,091,811

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 16.6%

14	Type of Reporting Person PN

(1) Solely in its capacity as the sole shareholder of Oaktree Principal Fund V GP Ltd., Oaktree FF Investment Fund GP Ltd. and OCM Asia Principal Opportunities Fund GP Ltd.

SCHEDULE 13D

CUSIP No. Y2693R 10 1

1	Name of Reporting Person Oaktree Capital I, L.P. (1)

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO (See Item 3)

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 23,091,811 (See Item 5)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 23,091,811 (See Item 5)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 23,091,811

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 16.6%

14	Type of Reporting Person PN

(1) Solely in its capacity as the general partner of Oaktree Fund GP I, L.P.

SCHEDULE 13D

CUSIP No. Y2693R 10 1

1	Name of Reporting Person OCM Holdings I, LLC (1)

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO (See Item 3)

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 23,091,811 (See Item 5)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 23,091,811 (See Item 5)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 23,091,811

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 16.6%

14	Type of Reporting Person OO

(1) Solely in its capacity as the general partner of Oaktree Capital I, L.P.

SCHEDULE 13D

CUSIP No. Y2693R 10 1

1	Name of Reporting Person Oaktree Holdings, LLC (1)

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO (See Item 3)

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 23,091,811 (See Item 5)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 23,091,811 (See Item 5)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 23,091,811

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 16.6%

14	Type of Reporting Person OO

(1) Solely in its capacity as the managing member of OCM Holdings I, LLC

SCHEDULE 13D

CUSIP No. Y2693R 10 1

1	Name of Reporting Person Oaktree Capital Management, L.P. (1)

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO (See Item 3)

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 23,091,811 (See Item 5)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 23,091,811 (See Item 5)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 23,091,811

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 16.6%

14	Type of Reporting Person PN, IA

(1) Solely in its capacity as director of OCM Marine GP CTB, Ltd., OCM Asia Principal Opportunities Fund GP Ltd., Oaktree FF Investment Fund GP Ltd. and Oaktree Principal Fund V GP Ltd. and the investment manager of Oaktree Principal Fund V, L.P., Oaktree Principal Fund V (Parallel), L.P., Oaktree FF Investment Fund, L.P.-Class A and OCM Asia Principal Opportunities Fund, L.P.

SCHEDULE 13D

CUSIP No. Y2693R 10 1

1	Name of Reporting Person Oaktree Holdings, Inc. (1)

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO (See Item 3)

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 23,091,811 (See Item 5)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 23,091,811 (See Item 5)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 23,091,811

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 16.6%

14	Type of Reporting Person CO

(1) Solely in its capacity as the general partner of Oaktree Capital Management, L.P.

SCHEDULE 13D

CUSIP No. Y2693R 10 1

1	Name of Reporting Person Oaktree Capital Group, LLC (1)

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO (See Item 3)

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 23,091,811 (See Item 5)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 23,091,811 (See Item 5)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 23,091,811

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 16.6%

14	Type of Reporting Person OO

(1) Solely in its capacity as the managing member of Oaktree Holdings, LLC and the sole shareholder of Oaktree Holdings, Inc.

SCHEDULE 13D

CUSIP No. Y2693R 10 1

1	Name of Reporting Person Oaktree Capital Group Holdings, L.P. (1)

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO (See Item 3)

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 23,091,811 (See Item 5)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 23,091,811 (See Item 5)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 23,091,811

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 16.6%

14	Type of Reporting Person PN

(1) Solely in its capacity as the holder of a majority of the voting units of Oaktree Capital Group, LLC

SCHEDULE 13D

CUSIP No. Y2693R 10 1

1	Name of Reporting Person Oaktree Capital Group Holdings GP, LLC (1)

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO (See Item 3)

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 23,091,811 (See Item 5)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 23,091,811 (See Item 5)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 23,091,811

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 16.6%

14	Type of Reporting Person OO

(1) Solely in its capacity as the general partner of Oaktree Capital Group Holdings, L.P.

Item 1.    Security and Issuer

This statement on Schedule 13D (this “Schedule 13D”) relates to the shares of common stock, par value $0.01 per share (“Common Stock”), of General Maritime Corporation, a Marshall Islands corporation (the “Issuer”).  The address of the principal executive office of the Issuer is 299 Park Avenue, New York, NY 10171.

Item 2.    Identity and Background

(a)-(c) & (f)

This Schedule 13D is filed jointly, pursuant to a joint filing agreement attached hereto as Exhibit 11, by:

(1)           OCM Marine Investments CTB, Ltd., a Cayman Islands exempt company (“Investor”), whose principal business is to invest in the securities of the Issuer;

(2)           OCM Marine Holdings TP, L.P., a Cayman Islands exempt limited partnership (“Marine Holdings”), whose principal business is to act as the sole shareholder of Investor and invest in securities of the Issuer;

(3)           OCM Marine GP CTB, Ltd., a Cayman Islands exempt company (“Marine Holdings GP”), whose principal business is to serve as, and perform the functions of, the general partner of Marine Holdings;

(4)           OCM Asia Principal Opportunities Fund, L.P., a Cayman Islands exempt limited partnership (“APOF”), whose principal business is investing in entities over which there is the potential for such fund to exercise significant influence;

(5)           Oaktree FF Investment Fund, L.P. - Class A, a Cayman Islands exempt limited partnership (“FFA”), whose principal business is investing in entities over which there is the potential for such fund to exercise significant influence;

(6)           Oaktree Principal Fund V, L.P., a Cayman Islands exempt limited partnership (“PF5”), whose principal business is investing in entities over which there is the potential for such fund to exercise significant influence;

(7)           Oaktree Principal Fund V (Parallel), L.P., a Cayman Islands exempt limited partnership (“PF5 Parallel,” and together with PF5, FFA and APOF, collectively, the “Oaktree Funds”), whose principal business is investing in entities over which there is the potential for such fund to exercise significant influence;

(8)           OCM Asia Principal Opportunities Fund GP, L.P., a Cayman Islands exempt limited partnership (“APOF GP LP”), whose principal business is to serve as, and perform the functions of, the general partner of APOF;

(9)           OCM Asia Principal Opportunities Fund GP Ltd., a Cayman Islands exempt company (“APOF GP Ltd”), whose principal business is to serve as, and perform the functions of, the general partner of APOF GP LP;

(10)         Oaktree FF Investment Fund GP, L.P., a Cayman Islands exempt limited partnership (“FFA GP LP”), whose principal business is to serve as, and perform the functions of, the general partner of FFA;

(11)         Oaktree FF Investment Fund GP Ltd., a Cayman Islands exempt company (“FFA GP Ltd”), whose principal business is to serve as, and perform the functions of, the general partner of the FFA GP LP;

(12)         Oaktree Principal Fund V GP, L.P., a Cayman Islands exempt limited partnership (“PF5 GP LP,” and together with FFA GP LP and APOF GP LP, collectively, the “Fund GPs”), whose principal business is to serve as, and perform the functions of, the general partner of PF5 and PF5 Parallel;

(13)         Oaktree Principal Fund V GP Ltd., a Cayman Islands exempt company (“PF5 GP Ltd”), whose principal business is to serve as, and perform the functions of, the general partner of the PF5 GP LP;

(14)         Oaktree Fund GP I, L.P., a Delaware limited partnership (“Oaktree Fund GP”), whose principal business is to (i) serve as, and perform the functions of, the general partner or the managing member of the general partner of certain investment funds and (ii) act as the sole shareholder of certain controlling entities of certain investment funds including PF5 GP Ltd, FFA GP Ltd and APOF GP Ltd;

(15)         Oaktree Capital I, L.P., a Delaware limited partnership (“Oaktree Capital I”), whose principal business is to (i) serve as, and perform the functions of, the general partner of Oaktree Fund GP and (ii) hold limited partnership interests in Oaktree Fund GP;

(16)         OCM Holdings I, LLC, a Delaware limited liability company (“Oaktree Holdings I”), whose principal business is to serve as, and perform the functions of, the general partner of Oaktree Capital I;

(17)         Oaktree Holdings, LLC, a Delaware limited liability company (“Oaktree Holdings”), whose principal business is to serve as, and perform the functions of, the managing member of Oaktree Holdings, I;

(18)         Oaktree Capital Management, L.P., a Delaware limited partnership (“Oaktree”), whose principal business is providing investment advice and management services to institutional and individual investors. Oaktree serves as (i) the director of Marine Holdings GP, APOF GP Ltd, FFA GP Ltd and PF5 GP Ltd and (ii) the investment manager of each Oaktree Fund;

(19)         Oaktree Holdings, Inc., a Delaware corporation (“Oaktree GP”), whose principal business is to serve as, and perform the functions of, the general partner of Oaktree, and hold membership interests in Oaktree Holdings I;

(20)         Oaktree Capital Group, LLC, a Delaware limited liability company (“OCG”), whose principal business is to serve as the holding company and controlling entity for each of the general partner and investment advisor of certain investment funds and separately managed accounts.  OCG is the sole shareholder of Oaktree GP and serves as the managing member of Oaktree Holdings;

(21)         Oaktree Capital Group Holdings, L.P., a Delaware limited partnership (“OCGH”), whose principal business is to hold voting interests in OCG and other interests in each of the general partner and investment advisor of certain investment funds and separately managed accounts; and

(22)         Oaktree Capital Group Holdings GP, LLC, a Delaware limited liability company (“OCGH GP,” and together with Investor, Marine Holdings, Marine Holdings GP, the Oaktree Funds, the Fund GPs, APOF GP Ltd, FFA GP Ltd, PF5 GP Ltd, Oaktree Fund GP, Oaktree Capital I, Oaktree Holdings I, Oaktree Holdings, Oaktree, Oaktree GP, OCG and OCGH, collectively, the “Reporting Persons”), whose principal business is the serve as, and perform the functions of, the general partner of OCGH.

Set forth in Annex A attached hereto is a listing of the directors, executive officers, members, general partners and controlling persons, as applicable, of each Reporting Person (collectively, the “Covered Persons”).  Annex A is incorporated herein by reference.  Each of the Covered Persons that is a natural person is a United States citizen.

The principal business address of each Reporting Person and each Covered Person is c/o Oaktree Capital Management, L.P., 333 South Grand Avenue, 28th Floor, Los Angeles, California 90071.

(d)-(e)

During the last five years, none of the Reporting Persons, and to the best of their knowledge, none of the Covered Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.    Source and Amount of Funds or Other Consideration

On May 6, 2011 (the “Closing Date”), the Issuer issued to Investor immediately exercisable warrants to acquire 23,091,811 shares of Common Stock at a price per share of $0.01 (the “Warrants”), in consideration for the extension of a $200 million loan (the “Loan”) by Investor to certain subsidiaries of the Issuer.  Immediately thereafter, Investor transferred the Warrants to its parent company, Marine Holdings.  Investor funded the Loan through debt and equity investments by Marine Holdings.  Marine Holdings received the capital for its investment in Investor from PF5, PF5 Parallel, APOF and FFA, each a limited partner of Marine Holdings.

Item 4.    Purpose of Transaction

On March 29, 2011, Investor entered into a Credit Agreement (the “Credit Agreement”), by and among General Maritime Subsidiary Corporation, General Maritime Subsidiary II Corporation, each, a Marshall Islands corporation (collectively, the “Borrowers”), the Issuer, Investor and OCM Administrative Agent, LLC, a Delaware limited liability company, pursuant to which Investor agreed to make the Loan to the Borrowers in exchange for pay-in-kind toggle floating rate secured notes (the “Notes”).  The Notes have a seven-year maturity and bear interest at a rate per annum based on LIBOR (with a minimum of 3%) plus a margin ranging from 6% to 9%.  Interest on the Notes is payable, at the Issuer’s option, in cash or in additional Notes. The Notes are secured on a third lien basis by substantially all of the Issuer’s assets and are guaranteed by the Issuer’s subsidiaries that guarantee its other credit facilities.

In connection with the Loan, the Issuer agreed to issue to Investor the Warrants pursuant to the Investment Agreement (the “Investment Agreement”), dated as of March 29, 2011, by and between the Issuer and Investor, as amended on May 6, 2011.  Under the Investment Agreement, subject to certain exceptions, the Reporting Persons will not be permitted to transfer any of the Warrants or any of the shares issued upon exercise thereof for a period of two years following the Closing Date (the “Transfer Restrictions”).  In addition, the Reporting Persons are not permitted to enter into any hedging transactions with respect to the Common Stock for a period of one-year following the Closing Date (the “Hedging Restrictions”).

Under the Investment Agreement and the letter agreement, dated as of January 10, 2011, by and among the Issuer, PF5 and FFA, subject to certain exceptions, for a two-year period following the Closing Date, the Reporting Persons are subject to customary “standstill” restrictions, pursuant to which the Reporting Persons will not be permitted to acquire additional shares of the Issuer’s capital stock or make certain proposals with respect to a merger, combination or acquisition (or take similar actions) with respect to the Issuer (the “Standstill,” and together with the Transfer Restrictions and the Hedging Restrictions, collectively, the “Investment Restrictions”).

In addition, for the seven-year period following the Closing Date, the Reporting Persons (so long as they continue to hold the Warrants) will be entitled to certain anti-dilution protections.  In particular, if the Issuer issues Common Stock or securities convertible into or exchangeable or exercisable for Common Stock at a price per share less than $2.55, the Reporting Persons will be entitled to receive additional warrants to acquire shares of Common Stock with an exercise price of $0.01 per share in an amount up to 19.9% of the shares of Common Stock issued or issuable in such issuance.  In addition to the foregoing anti-dilution protections, there are also customary anti-dilution adjustments to the number of shares of Common Stock issuable upon exercise of the Warrants.  Under the Investment Agreement, the Reporting Persons also have, subject to certain exceptions, preemptive rights which allow the Reporting Persons to purchase their proportionate share of any issuances of equity securities of the Issuer or securities convertible into or exchangeable or exercisable for equity securities of the Issuer.  The issuance of securities pursuant to the foregoing anti-dilution protections and, under certain circumstances, the preemptive rights, is subject to the Issuer obtaining shareholder approval, which the Issuer has agreed to seek following the closing of the Loan.  In the event that the Issuer consummates a transaction that triggers such anti-dilution protections or preemptive rights without first having obtained such shareholder approval, the per annum interest rate on the Notes will increase by two percentage points, and thereafter increase by an additional two percentage points on each three-month anniversary of such transaction (subject to a maximum interest rate of 18%), and will remain at such rate until such shareholder approval is obtained and any securities issuable to the Reporting Persons pursuant to such anti-dilution protections or preemptive rights are issued.

Under the Investment Agreement, the Reporting Persons, subject to certain conditions, are entitled to designate one representative who will be permitted to attend all meetings of the Issuer’s Board of Directors, and all committees thereof, as a non-voting observer.

The Warrants were acquired for investment purposes in the ordinary course of business and for the purposes described below.

The Reporting Persons will continuously evaluate the Issuer’s businesses and prospects, alternative investment opportunities and all other factors deemed relevant in determining whether to exercise any of the Warrants, acquire additional shares of Common Stock or dispose of any of the Warrants or shares of Common Stock held by the Reporting Persons.  Subject to the Investment Restrictions, the Reporting Persons may acquire additional shares of Common Stock or some or all of the shares of Common Stock beneficially owned by the Reporting Persons may be sold, in either case in the open market, in privately negotiated transactions or otherwise.

Other than as described in this Schedule 13D, none of the Reporting Persons, and to the best of their knowledge, none of the Covered Persons has any current plans or proposals that would be related to or would result in any of the matters described in Items 4(a)-(j) of Schedule 13D; provided, however, that as part of their ongoing evaluation of this investment and investment alternatives, the Reporting Persons may consider such matters in the future and, subject to applicable law and the Investment Restrictions, may formulate a plan with respect to such matters, and, from time to time, hold discussions with or make formal proposals to management or the Board of Directors of the Issuer, other shareholders of the Issuer or other third parties regarding such matters.

Item 5.    Interest in Securities of the Issuer

(a) and (b)

The information contained on the cover pages of this Schedule 13D is incorporated herein by reference.

In the aggregate, the Reporting Persons beneficially own, as of the date hereof, 23,091,811 shares of Common Stock by virtue of the Warrants directly held by Marine Holdings.  The Warrants are immediately exercisable for 23,091,811 shares of Common Stock, representing approximately 16.6% of the Common Stock outstanding as of the date hereof.

Marine Holdings is the direct beneficial owner of the Warrants and the 23,091,811 shares of Common Stock issuable upon exercise thereof.

Marine Holdings GP, in its capacity as the general partner of the Marine Holdings, has the ability to direct the management of Marine Holdings’ business, including the power to vote and dispose of securities held by Marine Holdings; therefore, Marine Holdings GP may be deemed to have indirect beneficial ownership of the of the 23,091,811 shares of Common Stock issuable upon exercise of the Warrants held by Marine Holdings.

The Oaktree Funds collectively own 100% of the shares of Marine Holdings GP and, in their capacity as the shareholders of Marine Holdings GP, have the ability to direct the management of Marine Holdings GP’s business, including the power to direct the decisions of Marine Holdings GP regarding the vote and disposition of securities held by Marine Holdings; therefore, the Oaktree Funds may be deemed to share indirect beneficial ownership of the 23,091,811 shares of Common Stock issuable upon exercise of the Warrants held by Marine Holdings.

FFA GP LP, in its capacity as the general partner of FFA, APOF GP LP, in its capacity as the general partner of APOF and PF5 GP LP, in its capacity as the general partner of PF5 and PF5 Parallel, have the ability to direct the management of the business of the Oaktree Fund(s) for which they serve as general partner, including the power to direct the decisions of the respective Oaktree Fund(s) regarding the vote and disposition of securities held by Marine Holdings; therefore, the Fund GPs may be deemed to share indirect beneficial ownership of the 23,091,811 shares of Common Stock issuable upon exercise of the Warrants held by Marine Holdings.

FFA GP Ltd, in its capacity as the general partner of FFA GP LP, APOF GP Ltd, in its capacity as the general partner of APOF GP LP and PF5 GP Ltd, in its capacity as the general partner of PF5 GP LP, have the ability to direct the management of the business of the Fund GP for which they serve as general partner, including the power to direct the decisions of the respective Fund GP regarding the vote and disposition of securities held by Marine Holdings; therefore, FFA GP Ltd, APOF GP Ltd and PF5 GP Ltd may be deemed to share indirect beneficial ownership of the 23,091,811 shares of Common Stock issuable upon exercise of the Warrants held by Marine Holdings.

Oaktree Fund GP, in its capacity as the sole shareholder of each of PF5 GP Ltd, FFA GP Ltd and APOF GP Ltd, has the ability to direct the management of each such entity’s business, including the power to direct the decisions of such entity regarding the vote and disposition of securities held by Marine Holdings; therefore, Oaktree Fund GP may be deemed to have indirect beneficial ownership of the 23,091,811 shares of Common Stock issuable upon exercise of the Warrants held by Marine Holdings.

Oaktree, in its capacity as the director of Marine Holdings GP, FFA GP Ltd, APOF GP Ltd and PF5 GP Ltd, has the ability to direct the management of each such entity’s business, including the power to direct the decisions of such entity regarding the vote and disposition of securities held by Marine Holdings, and, in its capacity as the investment manager of each of the Oaktree Funds, may indirectly control the decision of the Oaktree Funds regarding the vote and disposition of securities held by Marine Holdings; therefore, Oaktree may be deemed to have indirect beneficial ownership of the 23,091,811 shares of Common Stock issuable upon exercise of the Warrants held by Marine Holdings.

Each of Oaktree Capital I, Oaktree Holdings I, Oaktree Holdings, Oaktree GP, OCG, OCGH and OCGH GP, as a result of the relationships described in Item 2, may be deemed to have shared dispositive power or shared power to direct the disposition of the Warrants and the 23,091,811 shares of Common Stock issuable upon exercise thereof and therefore may be deemed to have indirect beneficial ownership of such securities.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons, other than Marine Holdings, that it is the beneficial owner of the Warrants or any of the Common Stock issuable upon exercise thereof for the purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed by each Reporting Person, other than Marine Holdings.

To the knowledge of the Reporting Persons, none of the Covered Persons directly owns any shares of Common Stock.

All percentages calculated in this Schedule 13D are based upon an aggregate of 139,131,063 shares of Common Stock outstanding, which includes (i) 116,039,252 shares of Common Stock outstanding as of the Closing Date (according to the officer’s certificate delivered by the Issuer at the closing of the transactions under the Credit Agreement) and (ii) 23,091,811 shares of Common Stock issuable upon exercise of the Warrants.

(c)  Except for the transaction described herein, there have been no other transactions in the securities of the Issuer effected by any Reporting Person within the last 60 days.

(d)  Certain persons other than the Reporting Persons are known to have the right to receive dividends from, and/or proceeds from the sale of, the Warrants and/or the shares of Common Stock issuable upon exercise thereof.

(e)  Investor ceased to be the beneficial owner of more than five percent of the Common Stock on the Closing Date as more fully described in Item 3.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Reference is made to Item 4 of this Schedule 13D which is incorporated by reference in response to this Item.

Peter C. Georgiopoulos, the Chairman of the Issuer, has been granted a non-voting interest in Marine Holdings.  Mr. Georgiopoulos will not have any authority to manage or direct the affairs of any of the Reporting Persons but may be entitled to receive distributions from Marine Holdings, which in the aggregate will not exceed 4.9% of all distributions made by the Reporting Persons.  No distributions will be made to Mr. Georgiopoulos until the other limited partners receive distributions from Marine Holdings in an amount equal to their respective investments in the partnership.

Investor, Marine Holdings, the Issuer, Mr. Georgiopoulos and an entity controlled by Mr. Georgiopoulos have entered into a registration rights agreement pursuant to which the Investor, Marine Holdings and Mr. Georgiopoulos (as well as the entity he controls) are entitled to customary demand and piggy-back registration rights with respect to the shares of Common Stock beneficially owned by such persons.

Item 7.    Material to be filed as Exhibits

The following are filed herewith as Exhibits to this Schedule 13D:

Exhibit 1-

Credit Agreement, dated as of March 29, 2011, by and among General Maritime Subsidiary Corporation and General Maritime Subsidiary II Corporation, each, a Marshall Islands corporation, as borrowers, General Maritime Corporation, a Marshall Islands corporation, as parent, OCM Administrative Agent, LLC, a Delaware limited liability company, as administrative agent, and OCM Marine Investments CTB, Ltd., a Cayman Islands exempt company, as lender.

Exhibit 2	Investment Agreement, dated as of March 29, 2011, by and between General Maritime Corporation, a Marshall Islands corporation, and OCM Marine Investments CTB, Ltd., a Cayman Islands exempt company.

Exhibit 3

Amendment No. 1 to Investment Agreement, dated as of May 6, 2011, by and between General Maritime Corporation, a Marshall Islands corporation, and OCM Marine Investments CTB, Ltd., a Cayman Islands exempt company.

Exhibit 4	Stock Purchase Warrant

Exhibit 5

Registration Rights Agreement, dated as of May 6, 2011, by and among General Maritime Corporation, a Marshall Islands corporation, OCM Marine Holdings TP, L.P., a Cayman Islands exempt limited partnership, OCM Marine Investments CTB, Ltd., a Cayman Islands exempt company, Peter C. Georgiopoulos and PCG Boss Limited, a Delaware corporation.

Exhibit 7

Letter Agreement, dated as of January 10, 2011, by and among General Maritime Corporation, a Marshall Islands corporation, Oaktree Principal Fund V, L.P. and Oaktree FF Investment Fund, L.P. — Class A, each, a Cayman Islands exempt limited partnership.

Exhibit 8

Letter Agreement, dated as of March 29, 2011, by and among General Maritime Corporation, a Marshall Islands corporation, OCM Marine Holdings TP, L.P., a Cayman Islands exempt limited partnership, and OCM Marine Investments CTB, Ltd., a Cayman Islands exempt company.

Exhibit 9

Promissory Note, dated as of May 6, 2011, issued by OCM Marine Investments CTB, Ltd., a Cayman Islands exempt company, in favor of OCM Marine Holdings TP, L.P., a Cayman Islands exempt limited partnership.

Exhibit 10

Contribution and Redemption Agreement, dated as of May 6, 2011, by and between OCM Marine Investments CTB, Ltd., a Cayman Islands exempt company, and OCM Marine Holdings TP, L.P., a Cayman Islands exempt limited partnership.

Exhibit 11	A written agreement relating to the filing of the joint acquisition statement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

SIGNATURE

After reasonable inquiry and to the best of their respective knowledge and belief, the undersigned certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated as of May 6, 2011.

OCM MARINE INVESTMENTS CTB, LTD.

By: Oaktree Capital Management, L.P.
Its: Director

	By:	/s/ Todd Molz
	Name:	Todd Molz
	Title:	Managing Director and General Counsel

	By:	/s/ Martin Boskovich
	Name:	Martin Boskovich
	Title:	Senior Vice President, Legal

OCM MARINE HOLDINGS TP, L.P.

By: OCM Marine GP CTB, Ltd.
Its: General Partner

By: Oaktree Capital Management, L.P.
Its: Director

	By:	/s/ Todd Molz
	Name:	Todd Molz
	Title:	Managing Director and General Counsel

	By:	/s/ Martin Boskovich
	Name:	Martin Boskovich
	Title:	Senior Vice President, Legal

[Signature Pages — Schedule 13D — Oaktree]

OCM MARINE GP CTB, LTD.

By: Oaktree Capital Management, L.P.
Its: Director

By:	/s/ Todd Molz
Name:	Todd Molz
Title:	Managing Director and General Counsel

By:	/s/ Martin Boskovich
Name:	Martin Boskovich
Title:	Senior Vice President, Legal

OAKTREE PRINCIPAL FUND V, L.P.

By:	Oaktree Principal Fund V GP, L.P.
Its:	General Partner

By:	Oaktree Principal Fund V GP Ltd.
Its:	General Partner

By:	Oaktree Capital Management, L.P.
Its:	Director

By:	/s/ Todd Molz
Name:	Todd Molz
Title:	Managing Director and General Counsel

By:	/s/ Martin Boskovich
Name:	Martin Boskovich
Title:	Senior Vice President, Legal

[Signature Pages — Schedule 13D — Oaktree]

OAKTREE PRINCIPAL FUND V GP, L.P.

By:	Oaktree Principal Fund V GP Ltd.
Its:	General Partner

By:	Oaktree Capital Management, L.P.
Its:	Director

By:	/s/ Todd Molz
Name:	Todd Molz
Title:	Managing Director and General Counsel

By:	/s/ Martin Boskovich
Name:	Martin Boskovich
Title:	Senior Vice President, Legal

OAKTREE PRINCIPAL FUND V GP LTD.

By:	Oaktree Capital Management, L.P.
Its:	Director

By:	/s/ Todd Molz
Name:	Todd Molz
Title:	Managing Director and General Counsel

By:	/s/ Martin Boskovich
Name:	Martin Boskovich
Title:	Senior Vice President, Legal

[Signature Pages — Schedule 13D — Oaktree]

OAKTREE PRINCIPAL FUND V (PARALLEL), L.P.

By:	Oaktree Principal Fund V GP, L.P.
Its:	General Partner

By:	Oaktree Principal Fund V GP Ltd.
Its:	General Partner

By:	Oaktree Capital Management, L.P.
Its:	Director

By:	/s/ Todd Molz
Name:	Todd Molz
Title:	Managing Director and General Counsel

By:	/s/ Martin Boskovich
Name:	Martin Boskovich
Title:	Senior Vice President, Legal

OAKTREE FF INVESTMENT FUND, L.P. - CLASS A

By:	Oaktree FF Investment Fund GP, L.P.
Its:	General Partner

By:	Oaktree FF Investment Fund GP Ltd.
Its:	General Partner

By:	Oaktree Capital Management, L.P.
Its:	Director

By:	/s/ Todd Molz
Name:	Todd Molz
Title:	Managing Director and General Counsel

By:	/s/ Martin Boskovich
Name:	Martin Boskovich
Title:	Senior Vice President, Legal

[Signature Pages — Schedule 13D — Oaktree]

OAKTREE FF INVESTMENT FUND GP, L.P.

By:	Oaktree FF Investment Fund GP Ltd.
Its:	General Partner

By:	Oaktree Capital Management, L.P.
Its:	Director

By:	/s/ Todd Molz
Name:	Todd Molz
Title:	Managing Director and General Counsel

By:	/s/ Martin Boskovich
Name:	Martin Boskovich
Title:	Senior Vice President, Legal

OAKTREE FF INVESTMENT FUND GP LTD.

By:	Oaktree Capital Management, L.P.
Its:	Director

By:	/s/ Todd Molz
Name:	Todd Molz
Title:	Managing Director and General Counsel

By:	/s/ Martin Boskovich
Name:	Martin Boskovich
Title:	Senior Vice President, Legal

[Signature Pages — Schedule 13D — Oaktree]

OCM ASIA PRINCIPAL OPPORTUNITIES FUND, L.P.

By:	OCM Asia Principal Opportunities Fund GP, L.P.
Its:	General Partner

By:	OCM Asia Principal Opportunities Fund GP Ltd.
Its:	General Partner

By:	Oaktree Capital Management, L.P.
Its:	Director

By:	/s/ Todd Molz
Name:	Todd Molz
Title:	Managing Director and General Counsel

By:	/s/ Martin Boskovich
Name:	Martin Boskovich
Title:	Senior Vice President, Legal

OCM ASIA PRINCIPAL OPPORTUNITIES FUND GP, L.P.

By:	OCM Asia Principal Opportunities Fund GP Ltd.
Its:	General Partner

By:	Oaktree Capital Management, L.P.
Its:	Director

By:	/s/ Todd Molz
Name:	Todd Molz
Title:	Managing Director and General Counsel

By:	/s/ Martin Boskovich
Name:	Martin Boskovich
Title:	Senior Vice President, Legal

[Signature Pages — Schedule 13D — Oaktree]

OCM ASIA PRINCIPAL OPPORTUNITIES FUND GP LTD.

By:	Oaktree Capital Management, L.P.
Its:	Director

By:	/s/ Todd Molz
Name:	Todd Molz
Title:	Managing Director and General Counsel

By:	/s/ Martin Boskovich
Name:	Martin Boskovich
Title:	Senior Vice President, Legal

OAKTREE FUND GP I, L.P.

By:	/s/ Todd Molz
Name:	Todd Molz
Title:	Authorized Signatory

By:	/s/ Martin Boskovich
Name:	Martin Boskovich
Title:	Authorized Signatory

OAKTREE CAPITAL I, L.P.

By:	/s/ Todd Molz
Name:	Todd Molz
Title:	Managing Director, General Counsel and Secretary

By:	/s/ Martin Boskovich
Name:	Martin Boskovich
Title:	Senior Vice President

[Signature Pages — Schedule 13D — Oaktree]

OCM HOLDINGS I, LLC

By:	/s/ Todd Molz
Name:	Todd Molz
Title:	Managing Director, General Counsel

By:	/s/ Martin Boskovich
Name:	Martin Boskovich
Title:	Senior Vice President

OAKTREE HOLDINGS, LLC

By:	Oaktree Capital Group, LLC
Its:	Managing Member

By:	/s/ Todd Molz
Name:	Todd Molz
Title:	Managing Director, General Counsel and Secretary

By:	/s/ Martin Boskovich
Name:	Martin Boskovich
Title:	Senior Vice President

OAKTREE CAPITAL MANAGEMENT, L.P.

By:	/s/ Todd Molz
Name:	Todd Molz
Title:	Managing Director and General Counsel

By:	/s/ Martin Boskovich
Name:	Martin Boskovich
Title:	Senior Vice President, Legal

[Signature Pages — Schedule 13D — Oaktree]

OAKTREE HOLDINGS, INC.

By:	/s/ Todd Molz
Name:	Todd Molz
Title:	Managing Director, General Counsel and Secretary

By:	/s/ Martin Boskovich
Name:	Martin Boskovich
Title:	Senior Vice President

OAKTREE CAPITAL GROUP, LLC

By:	/s/ Todd Molz
Name:	Todd Molz
Title:	Managing Director, General Counsel and Secretary

By:	/s/ Martin Boskovich
Name:	Martin Boskovich
Title:	Senior Vice President

OAKTREE CAPITAL GROUP HOLDINGS, L.P.

By:	Oaktree Capital Group Holdings GP, LLC
Its:	General Partner

By:	/s/ Todd Molz
Name:	Todd Molz
Title:	Managing Director and General Counsel

By:	/s/ Martin Boskovich
Name:	Martin Boskovich
Title:	Senior Vice President

[Signature Pages — Schedule 13D — Oaktree]

OAKTREE CAPITAL GROUP HOLDINGS GP, LLC

By:	/s/ Todd Molz
Name:	Todd Molz
Title:	Managing Director and General Counsel

By:	/s/ Martin Boskovich
Name:	Martin Boskovich
Title:	Senior Vice President

[Signature Pages — Schedule 13D — Oaktree]

ANNEX A

OCM Marine Investments CTB, Ltd.

The sole director of OCM Marine Investments CTB, Ltd. is Oaktree Capital Management, L.P.  The name and principal occupation of each of the executive officers of Oaktree Capital Management, L.P. is set forth below.

OCM Marine Holdings TP, L.P.

The general partner of OCM Marine Holdings TP, L.P. is OCM Marine GP CTB, Ltd.  There are no executive officers or directors appointed at OCM Marine Holdings TP, L.P.

OCM Marine GP CTB, Ltd.

The sole director of OCM Marine GP CTB, Ltd. is Oaktree Capital Management, L.P.  The name and principal occupation of each of the executive officers of Oaktree Capital Management, L.P. is set forth below.

Oaktree Principal Fund V, L.P.

Oaktree Principal Fund V GP, L.P. is the general partner of Oaktree Principal Fund V, L.P.  There are no executive officers or directors appointed at Oaktree Principal Fund V, L.P.

Oaktree Principal Fund V (Parallel), L.P.

Oaktree Principal Fund V GP, L.P. is the general partner of Oaktree Principal Fund V (Parallel), L.P.  There are no executive officers or directors appointed at Oaktree Principal Fund V (Parallel), L.P.

Oaktree FF Investment Fund, L.P. — Class A

Oaktree FF Investment Fund GP, L.P. is the general partner of Oaktree FF Investment Fund, L.P. — Class A. There are no executive officers or directors appointed at Oaktree FF Investment Fund, L.P. — Class A.

OCM Asia Principal Opportunities Fund, L.P.

OCM Asia Principal Opportunities Fund GP, L.P. is the general partner of OCM Asia Principal Opportunities Fund, L.P. There are no executive officers or directors appointed at OCM Asia Principal Opportunities Fund, L.P.

Oaktree Principal Fund V GP, L.P.

Oaktree Principal Fund V GP Ltd. is the general partner of Oaktree Principal Fund V GP, L.P.  There are no executive officers or directors appointed at Oaktree Principal Fund V GP, L.P.

Oaktree FF Investment Fund GP, L.P.

Oaktree FF Investment Fund GP Ltd. is the general partner of Oaktree FF Investment Fund GP, L.P. There are no executive officers or directors appointed at Oaktree FF Investment Fund GP, L.P.

OCM Asia Principal Opportunities Fund GP, L.P.

OCM Asia Principal Opportunities Fund GP Ltd. is the general partner of OCM Asia Principal Opportunities Fund GP, L.P. There are no executive officers or directors appointed at OCM Asia Principal Opportunities Fund GP, L.P.

Oaktree Principal Fund V GP Ltd.

The sole director of Oaktree Principal Fund V GP Ltd. is Oaktree Capital Management, L.P.  The name and principal occupation of each of the executive officers of Oaktree Capital Management, L.P. is set forth below.

Oaktree FF Investment Fund GP Ltd.

The sole director of Oaktree FF Investment Fund GP Ltd. is Oaktree Capital Management, L.P.  The name and principal occupation of each of the executive officers of Oaktree Capital Management, L.P. is set forth below.

OCM Asia Principal Opportunities Fund GP Ltd.

The sole director of OCM Asia Principal Opportunities Fund GP Ltd. is Oaktree Capital Management, L.P.  The name and principal occupation of each of the executive officers of Oaktree Capital Management, L.P. is set forth below.

Oaktree Fund GP I, L.P.

Oaktree Capital I, L.P. is the general partner of Oaktree Fund GP I, L.P.  There are no executive officers or directors appointed at Oaktree Fund GP I, L.P.

Oaktree Capital I, L.P.

OCM Holdings I, LLC is the general partner of Oaktree Capital I, L.P.  The name and principal occupation of each of the executive officers of Oaktree Capital I, L.P. are listed below.

Name	Principal Occupation

Howard S. Marks	Chairman of the Board of Oaktree Capital Group, LLC and Chairman of Oaktree Capital Management, L.P.

Bruce A. Karsh	President and Director of Oaktree Capital Group, LLC and President of Oaktree Capital Management, L.P.

John B. Frank	Managing Principal and Director of Oaktree Capital Group, LLC and Managing Principal of Oaktree Capital Management, L.P.

David M. Kirchheimer	Chief Financial Officer, Chief Administrative Officer and Director of Oaktree Capital Group, LLC and Chief Financial Officer, Chief Administrative Officer and Principal of Oaktree Capital Group, L.P.

OCM Holdings I, LLC

Oaktree Holdings, LLC is the managing member of OCM Holdings I, LLC.  The name and principal occupation of each of the executive officers of OCM Holdings I, LLC are listed below.

Name	Principal Occupation

Howard S. Marks	Chairman of the Board of Oaktree Capital Group, LLC and Chairman of Oaktree Capital Management, L.P.

Bruce A. Karsh	President and Director of Oaktree Capital Group, LLC and President of Oaktree Capital Management, L.P.

Oaktree Holdings, LLC

Oaktree Capital Group, LLC is the managing member of Oaktree Holdings, LLC.  There are no executive officers or directors appointed at Oaktree Holdings, LLC.

Oaktree Capital Management, L.P.

The name and principal occupation of each of the executive officers of Oaktree Capital Management, L.P. are listed below.

Name	Principal Occupation

Howard S. Marks	Chairman of the Board of Oaktree Capital Group, LLC and Chairman of Oaktree Capital Management, L.P.

Bruce A. Karsh	President and Director of Oaktree Capital Group, LLC and President of Oaktree Capital Management, L.P.

John B. Frank	Managing Principal and Director of Oaktree Capital Group, LLC and Managing Principal of Oaktree Capital Management, L.P.

David M. Kirchheimer	Chief Financial Officer, Chief Administrative Officer and Director of Oaktree Capital Group, LLC and Chief Financial Officer, Chief Administrative Officer and Principal of Oaktree Capital Group, L.P.

Sheldon M. Stone	Principal and Director of Oaktree Capital Group, LLC and Principal of Oaktree Capital Management, L.P.

Larry W. Keele	Principal and Director of Oaktree Capital Group, LLC and Principal of Oaktree Capital Management, L.P.

Stephen A. Kaplan	Principal and Director of Oaktree Capital Group, LLC and Principal of Oaktree Capital Management, L.P.

Kevin L. Clayton	Principal and Director of Oaktree Capital Group, LLC and Principal of Oaktree Capital Management, L.P.

Oaktree Holdings, Inc.

The name and principal occupation of each of the directors and executive officers of Oaktree Holdings, Inc. are listed below.

Name	Principal Occupation

Howard S. Marks	Chairman of the Board of Oaktree Capital Group, LLC and Chairman of Oaktree Capital Management, L.P.

Bruce A. Karsh	President and Director of Oaktree Capital Group, LLC and President of Oaktree Capital Management, L.P.

John B. Frank	Managing Principal and Director of Oaktree Capital Group, LLC and Managing Principal of Oaktree Capital Management, L.P.

David M. Kirchheimer	Chief Financial Officer, Chief Administrative Officer and Director of Oaktree Capital Group, LLC and Chief Financial Officer, Chief Administrative Officer and Principal of Oaktree Capital Group, L.P.

Oaktree Capital Group, LLC

The name and principal occupation of each of the directors and executive officers of Oaktree Capital Group, LLC are listed below.

Name	Principal Occupation

Howard S. Marks	Chairman of the Board of Oaktree Capital Group, LLC and Chairman of Oaktree Capital Management, L.P.

Bruce A. Karsh	President and Director of Oaktree Capital Group, LLC and President of Oaktree Capital Management, L.P.

John B. Frank	Managing Principal and Director of Oaktree Capital Group, LLC and Managing Principal of Oaktree Capital Management, L.P.

David M. Kirchheimer	Chief Financial Officer, Chief Administrative Officer and Director of Oaktree Capital Group, LLC and Chief Financial Officer, Chief Administrative Officer and Principal of Oaktree Capital Group, L.P.

Sheldon M. Stone	Principal and Director of Oaktree Capital Group, LLC and Principal of Oaktree Capital Management, L.P.

Larry W. Keele	Principal and Director of Oaktree Capital Group, LLC and Principal of Oaktree Capital Management, L.P.

Stephen A. Kaplan	Principal and Director of Oaktree Capital Group, LLC and Principal of Oaktree Capital Management, L.P.

Kevin L. Clayton	Principal and Director of Oaktree Capital Group, LLC and Principal of Oaktree Capital Management, L.P.

Oaktree Capital Group Holdings, L.P.

Oaktree Capital Group Holdings GP, LLC is the general partner of Oaktree Capital Group Holdings, L.P. There are no executive officers or directors appointed at Oaktree Capital Group Holdings, L.P.

Oaktree Capital Group Holdings GP, LLC

The name and principal occupation of each of the executive officers and members of the executive committee of Oaktree Capital Group Holdings GP, LLC are listed below.

Name	Principal Occupation

Howard S. Marks	Chairman of the Board of Oaktree Capital Group, LLC and Chairman of Oaktree Capital Management, L.P.

Bruce A. Karsh	President and Director of Oaktree Capital Group, LLC and President of Oaktree Capital Management, L.P.

John B. Frank	Managing Principal and Director of Oaktree Capital Group, LLC and Managing Principal of Oaktree Capital Management, L.P.

David M. Kirchheimer	Chief Financial Officer, Chief Administrative Officer and Director of Oaktree Capital Group, LLC and Chief Financial Officer, Chief Administrative Officer and Principal of Oaktree Capital Group, L.P.

Sheldon M. Stone	Principal and Director of Oaktree Capital Group, LLC and Principal of Oaktree Capital Management, L.P.

Larry W. Keele	Principal and Director of Oaktree Capital Group, LLC and Principal of Oaktree Capital Management, L.P.

Stephen A. Kaplan	Principal and Director of Oaktree Capital Group, LLC and Principal of Oaktree Capital Management, L.P.

Kevin L. Clayton	Principal and Director of Oaktree Capital Group, LLC and Principal of Oaktree Capital Management, L.P.